MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR
5-1, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-6529, JAPAN
TELEPHONE: +81 3 3214 65[redacted]
WWW.MOFO.COM



モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
(外国法共同事業事務所)
〒100-6529
東京都千代田区丸の内一丁目5番1号新丸の内ビルディング29階

February 6, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Business Results for the First Nine Months of the Fiscal Year ending March 31, 2008

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

tk-76262 v44

(Translation)

Business Results
for the First Nine Months of the Fiscal Year ending March 31, 2008

January 30, 2008

East Japan Railway Company

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Code Number: 9020
Representative: Satoshi Seino, President and CEO
(URL: http://www.jreast.co.jp/)
Contact Person: Osamu Kawanobe, Director of Public Relations Department
Tel.: (03)5334-1300

* The figures are rounded down to the nearest one million yen.

1. Consolidated Business Results (April 1, 2007 through December 31, 2007)

(1) Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Nine months ended December 31, 2007	¥2,017,695 million 1.7%	¥377,350 million 2.5%	¥292,731 million 1.9%	¥164,693 million (6.4)%
Nine months ended December 31, 2006	¥1,983,815 million 2.3%	¥368,159 million 8.6%	¥287,347 million 20.0%	¥175,958 million 29.9%
Year ended March 31, 2007	¥2,657,345 million	¥428,097 million	¥300,051 million	¥175,870 million

	Earnings per Share	Earnings per Share (fully diluted)
Nine months ended December 31, 2007	¥41,212.70	–
Nine months ended December 31, 2006	¥44,031.13	–
Year ended March 31, 2007	¥44,007.94	–

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At December 31, 2007	¥6,969,186 million	¥1,615,897 million	22.8%	¥397,870.90
At December 31, 2006	¥6,957,206 million	¥1,514,194 million	21.4%	¥372,806.66
At March 31, 2007	¥6,968,031 million	¥1,513,104 million	21.4%	¥372,492.84

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Nine months ended December 31, 2007	¥327,308 million	¥(267,589) million	¥25,895 million	¥173,267 million
Nine months ended December 31, 2006	¥383,198 million	¥(233,734) million	¥45,917 million	¥261,310 million
Year ended March 31, 2006	¥541,850 million	¥(348,799) million	¥(172,027) million	¥86,980 million

2. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Annual	¥2,699,000 million 1.6%	¥436,000 million 1.8%	¥327,000 million 9.0%	¥187,000 million 6.3%	¥46,794.91

3. Others

(1) Changes to principal subsidiaries during the fiscal year (status changes of specified subsidiaries due to changes in the scope of consolidation): None

(2) Application of simplified accounting methods: None

(3) Difference in the accounting methods from those used in the most recent fiscal year (consolidated): None

* Notes for the forward-looking statements

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

END